Confidential Draft Submission No. 3 to the Securities and Exchange Commission on May 30, 2014. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SAGE THERAPEUTICS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	27-4486580
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

215 First Street

Cambridge, Massachusetts 02142

(617) 299-8380

(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

Jeffrey M. Jonas, M.D.

President and Chief Executive Officer

Sage Therapeutics, Inc.

215 First Street

Cambridge, Massachusetts 02142

(617) 299-8380

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Mitchell S. Bloom, Esq. Michael H. Bison, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000	Jeffrey M. Jonas, M.D. President and Chief Executive Officer Sage Therapeutics, Inc. 215 First Street Cambridge, Massachusetts 02142 (617) 299-8380	Patrick O’Brien, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199-3600 (617) 951-7000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	(Do not check if a smaller reporting company) ☒	Smaller Reporting Company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, par value $0.0001 per share

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act. Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Calculated pursuant to Rule 457(o) under the Securities Act based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

Sage Therapeutics, Inc. has prepared this Confidential Draft Registration Statement No. 3 (File No. 333-            ) (“Draft Registration Statement”) solely for the purpose of filing Exhibits 4.1, 10.3, 10.4, 10.5, 10.18 and 10.20 to the Draft Registration Statement and updating Item 16 of the Registration Statement and the Exhibit Index accordingly. This Draft Registration Statement does not modify any provision of the prospectus that forms a part of the Draft Registration Statement and accordingly such prospectus has not been included herein.

PART II

Information Not Required in Prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by Sage Therapeutics, Inc. (the “Company” or the “Registrant”) in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ initial listing fee		*
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

The Company’s amended and restated certificate of incorporation, which will become effective upon completion of the offering, provides for the indemnification of directors to the fullest extent permissible under Delaware law.

The Company’s amended and restated by-laws, which will become effective upon completion of the offering, provide for the indemnification of officers, directors and third parties acting on the Company’s behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to the Company’s best interest, and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful.

The Company is entering into indemnification agreements with each of its directors and executive officers, in addition to the indemnification provisions provided for in its charter documents, and the Company intends to enter into indemnification agreements with any new directors and executive officers in the future. These agreements will provide that we will indemnify each of our directors and executive officers, and such entities to the fullest extent permitted by law.

The underwriting agreement (to be filed as Exhibit 1.1 hereto) will provide for indemnification by the underwriters of the Company, and its executive officers and directors, and indemnification of the underwriters by the Company for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

The Company intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15. Recent sales of unregistered securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

Issuances of capital stock

On September 30, 2011, we issued 6,000,000 shares of our Series A redeemable convertible preferred stock to one investor for an aggregate consideration of $6,000,000. On April 9, 2012, we issued 4,000,000 shares of our Series A redeemable convertible preferred stock to one investor for $4,000,000. On November 9, 2012, we issued 5,000,000 shares of our Series A redeemable convertible preferred stock to one investor for $5,000,000. On March 18, 2013, we issued 5,000,000 shares of our Series A redeemable convertible preferred stock to one investor for $5,000,000. On

July 1, 2013, we issued 5,000,000 shares of our Series A redeemable convertible preferred stock to one investor for $5,000,000. On September 12, 2013, we issued 12,500,000 shares of our Series A redeemable convertible preferred stock to two investors for $12,500,000. On October 18, 2013, we issued 250,000 shares of our Series A redeemable convertible preferred stock to one investor for $250,000.

On December 13, 2013, we issued 150,000 shares of our common stock in connection with entering into a license agreement.

On January 7, 2014, we issued 6,666,666 shares of our Series B redeemable convertible preferred stock to two investors for aggregate consideration of $10,000,000. On February 12, 2014, we issued an aggregate of 3,333,333 shares of our Series B redeemable convertible preferred stock to two investors for $5,000,000.

On January 24, 2014, we issued 25,000 shares of our common stock to a nonemployee advisor upon attainment of certain clinical milestones.

On March 11, 2014, we issued 8,973,905 shares of our Series C redeemable convertible preferred stock to 13 investors for aggregate consideration of $38,000,000.

On March 26, 2014, we issued 25,000 shares of our common stock to a nonemployee advisor upon attainment of certain clinical milestones.

No underwriters were used in the foregoing transactions. All sales of securities described above were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Grants of stock options and restricted stock

Since January 1, 2011, we have granted stock options to purchase an aggregate of 5,923,500 shares of our common stock, with exercise prices ranging from $0.0001 to $2.83 per share, to employees, directors and consultants pursuant to our stock option plan. Since January 1, 2011, we have granted an aggregate of 4,752,500 shares of restricted stock. The issuances of these securities were exempt either pursuant to Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(2), as a transaction by an issuer not involving a public offering.

Item 16. Exhibits and financial statement schedules

(a) Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial statement schedules.

None.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a)	The undersigned Registrant will provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(c)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on the      day of             , 2014.

SAGE THERAPEUTICS, INC.

By:
Jeffrey M. Jonas, M.D.
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Jeffrey M. Jonas and Kimi Iguchi and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney in fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post effective amendments and amendments thereto, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys in fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys in fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the          day of             , 2014.

Signature	Title	Date

Jeffrey M. Jonas, M.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2014

Kimi Iguchi	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2014

Robert T. Nelsen	Director	, 2014

Steven Paul, M.D.	Director	, 2014

Kevin P. Starr	Director	, 2014

Howard Pien	Director	, 2014

EXHIBIT INDEX

Exhibit No.		Description

1.1*		Form of Underwriting Agreement

3.1**		Third Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.2**		Form of Fifth Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering

3.3**		By-laws of the Registrant and the amendments thereto, as currently in effect

3.4**		Form of Amended and Restated By-laws of the Registrant, to be in effect upon completion of the offering

4.1		Specimen Common Stock Certificate

4.2**		Second Amended and Restated Investors’ Rights Agreement by and among the Registrant and certain of its stockholders dated March 11, 2014

5.1*		Opinion of Goodwin Procter LLP

10.1**		2011 Stock Option Plan and forms of award agreements thereunder

10.2*#		2014 Stock Option and Incentive Plan and forms of award agreements thereunder

10.3†		Exclusive License Agreement by and between the Registrant and Washington University, dated November 11, 2013

10.4†		Commercial License Agreement by and between the Registrant and CyDex Pharmaceuticals, Inc., dated August 21, 2013, as amended April 30, 2014

10.5†		Non-Exclusive License Agreement by and between the Registrant and the Regents of University of California, dated October 23, 2013, as amended May 14, 2014

10.6**		Lease Agreement, by and between the Registrant and ARE-MA Region No. 38, LLC, dated December 11, 2011, as amended by First Amendment to Lease, by and between ARE-MA Region No. 38, LLC, dated October 26, 2012, and Second Amendment to Lease, by and between ARE-MA Region No. 38, LLC, dated May 9, 2013

10.7**		Offer letter by and between the Registrant and Jeffrey M. Jonas, dated July 18, 2013

10.8**		Offer letter by and between the Registrant and Albert J. Robichaud, dated September 25, 2011

10.9**		Offer letter by and between the Registrant and Stephen J. Kanes, dated May 21, 2013

10.10	**	Offer letter by and between the Registrant and Kimi Iguchi, dated February 7, 2013

10.11	**	Non-Solicitation, Confidentiality and Assignment Agreement by and between the Registrant and Jeffrey M. Jonas, dated August 19, 2013

10.12	**	Non-Solicitation, Confidentiality and Assignment Agreement by and between the Registrant and Albert J. Robichaud, dated November 7, 2011

10.13	**	Non-Solicitation, Confidentiality and Assignment Agreement by and between the Registrant and Stephen J. Kanes, dated July 17, 2013

10.14	**	Non-Solicitation, Confidentiality and Assignment Agreement by and between the Registrant and Kimi Iguchi, dated March 8, 2013

10.15	#**	Senior Executive Cash Incentive Bonus Plan

10.16	**	Form of Indemnification Agreement to be entered into between the Registrant and its directors

Exhibit No.		Description

10.17	**	Form of Indemnification Agreement to be entered into between the Registrant and its officers

10.18†		Supply Agreement by and between the Registrant and CyDex Pharmaceuticals, Inc., dated December 13, 2012, as amended August 21, 2013 and April 30, 2014

10.19*#		2014 Employee Stock Purchase Plan

10.20		Offer Letter by and between the Registrant and Thomas D. Anderson, dated April 15, 2014

21.1*		Subsidiaries of the Registrant

23.1*		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2*		Consent of Goodwin Procter LLP (included in Exhibit 5.1)

24.1*		Power of Attorney (included on signature page)

*	To be filed by amendment.
**	Previously filed.
†	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.
#	Represents management compensation plan.